SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-33627

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐Form 10-Q

☐Form N-SAR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

TSS, Inc.

Full Name of Registrant

Former Name if Applicable

110 E. Old Settlers Blvd.

Address of Principal Executive Office (Street and Number)

Round Rock, Texas 78664

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
following the prescribed due date; or the subject quarterly
report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the
prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant’s Annual Report on Form 10-K for the period ended December 31, 2014, cannot be filed by its due date because the registrant cannot finalize its audited financial statements as of and for the fiscal year ended December 31, 2014, without unreasonable effort and expense. The registrant needs additional time to respond to information requests from its independent registered public accountant. The registrant anticipates filing the Annual Report on Form 10-K for the annual period ended December 31, 2014 on or before April 15, 2015.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. John Penver,	(512) 310-1000
Chief Financial Officer
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ John Penver
John Penver
Chief Financial Officer